VARIABLE LIFE INSURANCE COMPANY

ENHANCED CASH VALUE RIDER

ADDITIONAL CASH VALUE PAYABLE UPON SURRENDER OF THE POLICY DURING FIRST 4 POLICY

YEARS AS DEFINED AND LIMITED

We agree, subject to the terms and conditions of this rider and the policy, to pay the amount of Enhanced Cash Value benefit to the Owner upon receipt at our Home Office of written notice from you, if all the following conditions are met:

(a)	your written notice is received at our Home Office prior to the death of the Surviving Insured;

(b)	you surrender the policy during the first 4 Policy Years; and

(c)	this rider has not terminated under the termination provision below.

The Owner under this rider, the Date of Issue of this rider (which is the Date of Issue of the Policy), and premium deduction for this rider are as shown on page 3 of the policy.

This rider is made a part of the policy to which it is attached, in consideration of: (a) the application, a copy of which is attached to and made a part of the policy; and (b) premium deduction for this rider as shown on page 3 of the policy. This rider may not be issued subsequent to the Date of Issue of the policy.

BENEFIT

Subject to the restrictions and limitations as set forth in this rider, in lieu of the Surrender Value otherwise payable under the policy, the Enhanced Cash Value, if any, shall be payable upon surrender of the policy during the first four Policy Years, and prior to the death of the Surviving Insured. Such Enhanced Cash Value benefit shall be an amount equal to (a) plus (b) where:

(a) is equal to the percentage, as shown in the Policy Specifications, of the cumulative premiums paid in the first Policy Year up to the Target Premium; and

(b) is equal to the Policy Surrender Value.

EFFECT ON DEATH BENEFIT, NET AMOUNT AT RISK, WITHDRAWALS, AND LOAN VALUE

Any policy death benefit under Option B and any Required Additional Death Benefit or Optional Extra Death Benefit (each as described in Section 4) to be paid in the event of death of the Surviving Insured in policy years 1-4, will be based on the Enhanced Cash Value.

If an Enhanced Cash Value benefit is available, then the amount of Account Value used to calculate the net amount at risk (as explained in Section 9) will be based on the Enhanced Cash Value.

The amount available for Withdrawal and the Loan Value of the policy shall be based on the Policy Surrender Value, and shall in no way be increased due to the Enhanced Cash Value Rider.

DEFERRAL OF DETERMINATIONS

We may defer the payment of any Enhanced Cash Value benefit in the same manner that we may defer payment of any surrender value under the policy.

TERMINATION

This rider will terminate without value, on the earliest of:

a.	the end of the fourth policy year;

b.	the lapse, exchange, or termination of the policy;

c.	absolute assignment of the policy;

d.	death of the Surviving Insured; or

e.	your written request to discontinue this rider.

Signed for the Company at Boston, Massachusetts.

Secretary

99VEPECV	99VEP